Exhibit 99.1
News release via Canada NewsWire, Toronto 416-863-9350

     Attention Business Editors:
     Rogers Agrees to Purchase 1.4 Million Class B Non-Voting Shares for
     Cancellation in Private Purchase

     TORONTO, June 22 /CNW/ - Rogers Communications Inc. ("Rogers") announced today that it has agreed to purchase for cancellation 1.4 million of its outstanding Class B Non-Voting shares ("Class B shares"), or approximately
0.27% of the Class B shares outstanding at June 4, 2009, pursuant to a private agreement between Rogers and an arm's-length third party seller (the "Private
Purchase") for an aggregate purchase price of $37,240,000. The Private
Purchase was made under an issuer bid exemption order issued by the Ontario
Securities Commission. The Class B shares purchased under the Private Purchase will be included in calculating the number of Class B shares that Rogers may purchase through its outstanding normal course issuer bid.
     In the twelve months preceding this purchase, Rogers has repurchased an aggregate 18,157,400 Class B shares, of which an aggregate 7,830,000 Class B shares were repurchased pursuant to issuer bid exemption orders issued by the
Ontario Securities Commission and an aggregate 10,327,400 Class B shares were repurchased pursuant to normal course issuer bids. Of the 18,157,400 Class B shares repurchased, an aggregate 3,077,400 Class B shares were repurchased during 2008 and an aggregate 15,080,000 Class B shares were repurchased in
2009.

     About the Company:
     We are a diversified Canadian communications and media company. We are engaged in wireless voice and data communications services through Rogers
Wireless, Canada's largest wireless provider and the operator of the country's only national GSM and HSPA based network. Through Rogers Cable we are one of
Canada's largest providers of cable television services as well as high-speed
Internet access, telephony services and video retailing. Through Rogers Media, we are engaged in radio and television broadcasting, televised shopping, magazines and trade publications, and sports entertainment. We are publicly traded on the Toronto Stock Exchange (TSX: RCI.a and RCI.b) and on the New
York Stock Exchange (NYSE: RCI).

     %CIK: 0000733099

     /For further information: Lorraine Daly, (416) 935-3575,
lorraine.daly(at)rci.rogers.com/
     (RCI.A. RCI.B. RCI)

CO:  Rogers Communications Inc.

CNW 18:24e 22-JUN-09